--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               ------------------

                       AMERICAN NATIONAL CAN GROUP, INC.
                           (Name of Subject Company)

                       AMERICAN NATIONAL CAN GROUP, INC.
                       (Name of Person Filing Statement)

                            ------------------------

                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                            ------------------------

                            027714104 (COMMON STOCK)
                     (CUSIP Number of Class of Securities)

                            ------------------------

                           WILLIAM A. FRANCOIS, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                       AMERICAN NATIONAL CAN GROUP, INC.
                            8770 W. BRYN MAWR AVENUE
                               CHICAGO, IL 60631
                                 (773) 399-3000
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of the Person Filing Statement)

                            ------------------------

                                    COPY TO:

                              BARRY A. BRYER, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                             51 WEST 52(ND) STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000
                            ------------------------

/ /  CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. SUBJECT COMPANY INFORMATION.

    The name of the subject company is American National Can Group, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 8770 W. Bryn Mawr Avenue, Chicago, Illinois 60631. The telephone number of the Company at its principal executive offices is
(773) 399-3000.

    The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this "Statement") relates is the Common Stock, par value $0.01 per share, of the Company (the "Common Stock"). As of March 29, 2000, there were 55,000,000 shares of Common Stock outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

    The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

    This Statement relates to the tender offer by Rexam Acquisition
Subsidiary Inc. (the "Purchaser"), a Delaware corporation and a wholly owned indirect subsidiary of Rexam PLC, a public limited company organized under the laws of England and Wales ("Rexam"), to purchase all of the outstanding shares of Common Stock (the "Shares"), at a purchase price of $18.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated April 10, 2000, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by the Purchaser with the Securities and Exchange Commission on April 10, 2000. The Offer is being made in accordance with the Agreement and Plan of Merger, dated as of March 31, 2000, among Rexam, the Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger"). Following the consummation of the Merger, the Company will continue as the surviving corporation and will be a wholly owned indirect subsidiary of Rexam. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by Rexam, the Purchaser, any of their respective subsidiaries, the Company or any of its subsidiaries, and Shares held by stockholders who did not vote in favor of the Merger Agreement and who comply with all of the relevant provisions of
Section 262 of the DGCL relating to dissenters' rights of appraisal) will be converted into the right to receive the same amount in cash per Share that is paid pursuant to the Offer (the "Merger Consideration").

    The Schedule TO states that the principal office of Rexam is located at 4 Millbank, London SW1P 3XR, United Kingdom and the principal office of the Purchaser is located at 4201 Congress Street, Suite 340, Charlotte, NC 28209.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Rule 14f-1 under the Securities Exchange Act of 1934 (the "Information Statement") that is attached as Annex B to this Statement and is incorporated herein by reference. Except as described in this Statement (including in the Exhibits hereto and in Annex B hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) the Purchaser or the Purchaser's executive officers, directors or affiliates.

    THE MERGER AGREEMENT. The summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 12 and 14, respectively, of the Offer to Purchase of the Purchaser, dated April 10, 2000 and filed as Exhibit (d)(1) to the Schedule TO, which is being mailed to stockholders together with this Statement, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

    THE STOCKHOLDERS AGREEMENT. The summary of the Stockholders Agreement ("Stockholders Agreement") contained in Section 12 of the Offer to Purchase of the Purchaser, dated April 10, 2000 and filed as Exhibit (d)(2) to the Schedule TO, which is being mailed to stockholders together with this Statement, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Stockholders Agreement, which has been filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

    EFFECTS OF THE OFFER AND THE MERGER UNDER COMPANY STOCK PLANS AND AGREEMENTS BETWEEN THE COMPANY AND ITS EXECUTIVE OFFICERS.

    Certain members of the Company's management and the Board have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as Company shareholders generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

    EMPLOYMENT AND SEVERANCE ARRANGEMENTS WITH THE COMPANY, AS AMENDED. Edward Lapekas, Michael Herdman, Alan Schumacher, Dennis Bankowski and Curtis Clawson are each a party to an amended and restated executive employment agreement with the Company that provides that upon a termination of employment by the Company other than for "cause" or by the executive for "good reason" (in each case, as defined in the agreements) following a change of control, the executive will be entitled to receive the following payments and benefits for the continuation period specified for each executive: (1) base salary, (2) an annual incentive plan payment for the full and partial years during the continuation period at target level, (3) full vesting of all time-based equity incentive awards,
(4) continued health and other welfare benefits until the executive is age 55 and service credit for eligibility towards retiree medical benefits,
(5) transfer of the title to the executive's Company car, (6) outplacement services, (7) matching and profit sharing contributions under the Company's Capital Accumulation Plan, (8) continued life and long-term disability insurance and (9) an enhanced pension benefit, calculated as if the executive reached age 60 while employed by the Company and had the greater of (a) 30 years of credited service and (b) the executive's actual years of credited service including additional years equal to the continuation period. The continuation period for Mr. Lapekas is three years and for the other executives it is two years. The consummation of the transactions contemplated by the Merger Agreement will constitute a change of control for purposes of the executive agreements. The executive agreements contain non-competition, confidentiality and non-solicitation provisions that restrict the executives while employed and for specified periods thereafter. If any amounts payable to an executive under the executive agreement or otherwise would subject the executive to the excise tax under Section 4999 of the Internal Revenue Code of 1986 (the "Code"), the Company will make a payment to the executive such that after the payment of all income and excise taxes, the executive will be in the same after-tax position as if no excise tax had been imposed.

    In addition, Allan Bohner and William Francois are parties to executive agreements that provide for termination benefits substantially similar to the benefits described above for a two year continuation period, upon a termination of employment by the Company without cause or by the executive for good reason. Mr. Francois' agreement does not provide for annual incentive plan payments during the continuation period, but does provide for a pro-rata award at target level for the year of the date of termination and for the Company to continue to pay the premiums and other costs associated with split-dollar life insurance policies covering the executive.

    In connection with the transactions contemplated by the Merger Agreement, the executive agreements were amended to provide for additional annual incentive plan payments for the full and partial years during the continuation period at target level and for a pro-rata annual incentive award based on the maximum level for the period from January 1, 2000 through the Effective Time, and that such payments shall be treated as includable compensation for purposes of all employee benefits provided by the Company that are affected by the compensation or earnings of the executive (consistent with his executive agreement, Mr. Francois will receive an additional pro-rata bonus only and the maximum level award will be in lieu of the target level award provided under his agreement prior to the amendment). The additional annual incentive payments are subject to the executive satisfying certain performance conditions relating to the Merger. The executive agreements, as amended, also provide for the payment of the executive's retention award under the retention program (as described below) upon the earlier to occur of the 30(th) day after the Effective Time and the date that the executive is due to receive his first payment under the executive agreement; provided, however, that if the executive's employment is not terminated under circumstances entitling the executive to receive the severance payments described above, the executive will receive the retention award at the time the awards are otherwise payable as described below. In addition, the executive agreements with Messrs. Bohner and Francois were amended to provide for an excise tax gross-up that is the same as the provision described above for the other executives.

    RETENTION PROGRAM. In connection with their approval of the Merger and the transactions contemplated thereby, the Boards of Directors of the Company and Rexam approved the establishment of a cash retention program with an aggregate value of approximately $13 million, to be allocated among the Company's employees, including members of senior management. The retention program generally provides that a participant's allocated portion of the retention pool will be paid to him or her on the earlier of the two year anniversary of the Effective Time and the date that the participant is terminated from the Company under circumstances entitling such participant to severance under the applicable severance plan of the Company or, if applicable, such participant's employment agreement.

    DIRECTORS PENSION CONVERSION PLAN. Pursuant to the Merger Agreement, stock units held by directors of the Company pursuant to the Directors' Pension Conversion Plan will be converted into a right to receive an amount in cash equal to the product of the Merger Consideration and the number of shares of Common Stock underlying the director's stock units, on the earlier of the closing of the Offer (if Rexam then owns 80% of the Common Stock of the Company) and the Effective Time.

    STOCK-BASED RIGHTS. The Merger Agreement provides that, at the earlier of the closing of the Offer (if Rexam then owns 80% of the Common Stock of the Company) and the Effective Time of the Merger, each outstanding stock option to acquire Common Stock, whether vested or unvested, will be canceled, and the option holder will be entitled to receive an amount equal to the excess of the Merger Consideration over the exercise price, multiplied by the number of shares of Common Stock underlying the option, less applicable withholding. In addition, the Merger Agreement provides that, at the earlier of the closing of the Offer (if Rexam then owns 80% of the Common Stock of the Company) and the Effective Time, each conversion share, performance share and restricted share obligation will become fully vested and non-forfeitable, and immediately thereafter will be canceled, entitling the holder thereof to receive an amount equal to the Merger Consideration multiplied by the number of shares of Common Stock underlying the stock award, less applicable withholding.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) Recommendation of the Board of Directors. The Company's Board of Directors (the "Board" or the "Board of Directors"), at a meeting held on March 31, 2000, determined that the terms of the Offer and the Merger are advisable, fair to, and in the best interests of, the stockholders of the Company. At this meeting, the Board approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and approved the Merger Agreement and the Stockholders Agreement for purposes of
Section 203 of the DGCL. Your Board unanimously recommends that stockholders accept the Offer and tender their Shares in the Offer.

    (b) (i) Background of the Offer; Contacts with Rexam.

    From time to time prior to the Company's initial public offering on August 2, 1999 (the "Initial Public Offering"), Pechiney had expressed an interest in selling the Company, which was at that time a wholly owned subsidiary of Pechiney. Pechiney ultimately selected the Initial Public Offering as a financial alternative intended to monetize part of its stake in the Company and to provide for future liquidity by creating a public trading market for the Company's shares.

    Between the date of the Initial Public Offering and December 1, 1999, the Company's stock price consistently traded below the $17.00 per share Initial Public Offering price, with the closing price of the Company's Common Stock on the New York Stock Exchange ranging from $11.8125 to $17.00. During that period, Pechiney and the Company received inquiries (including from Rexam) from time to time about the possibility of acquiring Pechiney's 45% stake in the Company or an acquisition of the entire Company. In early December 1999, the Board instructed management to explore strategic alternatives to enhance stockholder value. The Company retained Deutsche Bank Securities Inc. ("Deutsche Bank") to assist it in its review of strategic alternatives. Between December, 1999 and February, 2000, Deutsche Bank held due diligence meetings with the Company's management and made several presentations to management and the Board on possible strategic alternatives.

    On February 7, 2000, representatives from Deutsche Bank met with Pechiney and its financial advisors, Rothschild & Cie Banque ("Rothschild"), to discuss Pechiney's intentions with respect to its holdings in the Company. On
February 8, 2000, Deutsche Bank was informed by Rothschild of Rexam's interest in exploring a merger between Rexam and the Company in an all stock transaction at an implied exchange ratio of the then-prevailing market prices of the two companies. On February 8, 2000, the closing price of the Company's Common Stock on the New York Stock Exchange was $12.00 per share. In response to this inquiry, representatives of Deutsche Bank met with representatives of Schroders plc ("Schroders") and Salomon Smith Barney Inc. ("Salomon Smith Barney"), Rexam's financial advisors, on February 15, 2000, to further discuss Rexam's proposal, and indicated that, based on the implied value of the proposal, such proposal would not be the basis for further discussions.

    On February 22, 2000, Mr. Lapekas, the Chairman and Chief Executive Officer of the Company, received an unsolicited nonbinding letter from two publicly traded companies (the "Joint Offerors") expressing an interest in exploring a joint acquisition of the Company at a price of $17.00 per share, subject to due diligence and other conditions.

    On February 23, 2000, Mr. Lapekas received a letter from Rexam, indicating its continued interest in exploring a business combination with the Company. Rexam noted that it would be willing to pursue a transaction pursuant to which each of the Company's shares would be exchanged for $13.60 in cash and $2.80 worth of Rexam common stock per share of Company Common Stock. Rexam also stated that it would be willing to consider alternative forms of consideration, including a cash election transaction pursuant to which the Company's stockholders could elect to receive cash or stock in exchange for their shares, provided that no more than 80% of the aggregate consideration to be paid in exchange for shares of Company Common Stock would be paid in cash. Rolf Borjesson, the Chief

Executive Officer of Rexam, called Mr. Lapekas later that day to inform him that Rexam would also be willing to consider an all-cash transaction at $17.00 per share.

    On the same day, February 23, 2000, Mr. Lapekas also received an unsolicited letter from a financial sponsor (the "Financial Sponsor") indicating an interest in exploring a business combination in the form of a leveraged buyout of the Company at $17.00 per share. While such a transaction contemplated management participation, the Company's management was not a party to the proposal. In addition, an executive of a subsidiary of another publicly traded company (the "Strategic Investor") called Mr. Lapekas to express an interest in a strategic transaction with the Company, possibly involving a joint venture or a minority investment in the Company. The closing share price for Company Common Stock on the New York Stock Exchange on February 22, 2000 was $10.5625.

    On February 24, 2000, the Board met at a regularly scheduled meeting and discussed the Company's strategic direction and the unsolicited indications of interest that the Company had received. Members of management made a detailed financial presentation of the Company's business and financial condition and prospects, including a discussion of the difficult pricing environment in the beverage packaging industry recently created by the Company's competitors and the negative impact of such pricing environment on the Company's projected profitability and cash flow. Representatives from Deutsche Bank summarized each of the indications of interest and outlined the advantages and disadvantages of the Company's strategic alternatives, including those of remaining independent, growth through acquisition or a sale of the Company. After discussion, the Board concluded that in light of the difficult pricing environment in the beverage packaging industry recently created by the Company's competitors resulting in a negative impact on the Company's projected profitability and cash flow, as well as the Company's relatively low Common Stock trading range, remaining independent and growth through acquisition did not present the most attractive alternatives available to maximize stockholder value. The Board accordingly directed management and its advisors to further explore the indications of interest that were received and to update the Board within two weeks.

    On March 1, 2000, Mr. Lapekas and representatives from Deutsche Bank met with executives of the Strategic Investor. The Strategic Investor stated that its proposed strategic transaction would be in the form of a minority investment, but that it needed time to evaluate the likelihood of its being able to proceed.

    On March 2, 2000, representatives from Deutsche Bank and Wachtell, Lipton, Rosen & Katz ("Wachtell Lipton"), special counsel to the Company, met separately with executives of the Financial Sponsor, financial advisors to Rexam and financial advisors to the Joint Offerors and, at the direction of the Company, indicated to each that the Board did not find a $17.00 per share offer compelling. Representatives from Deutsche Bank advised each of the parties to provide the Company with a revised proposal, including the highest price at which it would be prepared to make an offer.

    Between March 6, 2000 and March 8, 2000, each of the three parties who were asked to respond to the Company did so. On March 6, 2000 the Financial Sponsor sent a letter to Deutsche Bank in which it reiterated its interest in exploring a leveraged buyout of the Company at $17.00 per share. On March 7, 2000, at the direction of Rexam, representatives of Salomon Smith Barney called to state Rexam's willingness to explore a business combination with the Company at an all-cash price of $17.75 per share. On March 7, Mr. Lapekas received a letter from the Joint Offerors, in which they reiterated their previous indication of interest to make a joint acquisition of the Company at $17.00 per share. Each letter indicated, among other terms, a need for a period of due diligence.

    On March 7, 2000, the Board met telephonically to receive an update on the discussions with the parties that had previously indicated an interest in exploring a business combination with the Company. Deutsche Bank discussed the indications of interest and the relative advantages and disadvantages of each offer and reviewed with the Board the advisability and likely outcome of soliciting a selected list of additional potential acquirors. Additionally, in light of the difficulties being experienced in the high yield debt markets and the difficult pricing environment in the beverage packaging industry recently created by the Company's competitors, the Financial Sponsor's offer was deemed to be significantly less likely to be increased. The advisors noted that Rexam was prepared to promptly devote substantial resources to commence due diligence and to quickly commence negotiation of a transaction. It was also noted that Rexam appeared to be a desirable acquiror from both a financial and regulatory viewpoint resulting in a greater likelihood of consummation if there was agreement on a transaction. After thorough discussion, the Board authorized management to negotiate an enhanced offer with Rexam, and, if such enhanced offer were received, to provide a one-week exclusive due diligence period to Rexam.

    Later that day, on March 7, 2000, Mr. Lapekas called Mr. Borjesson to inform him that the Company was willing to promptly proceed with Rexam, provided that Rexam raised its indicated offer price. Rexam indicated that it would be willing to pay $18.00 cash per share of Company Common Stock.

    On March 10, 2000, the Board met telephonically with management and representatives from Wachtell Lipton and Deutsche Bank to review the progress of discussions with Rexam and the other parties. Management and representatives from Deutsche Bank reviewed the events of the preceding few days. After a discussion, the Board authorized management to permit Rexam to begin due diligence and later that day Rexam and the Company executed a confidentiality agreement.

    During the week of March 13, 2000, representatives of Rexam and their advisors met with members of the Company's management and representatives from Deutsche Bank to conduct a review of the Company's business and operations. Also during this period, Rexam conducted legal, business and financial due diligence with respect to the Company.

    On March 18, 2000, Rexam's legal advisors provided drafts of an acquisition agreement and a stockholders agreement pursuant to which Pechiney, the Company's largest shareholder, would, among other things, agree to support the transaction with Rexam. Rexam stated that the execution of the Stockholders Agreement would be a condition for Rexam's entry into the proposed transaction. Between
March 18 and March 21, 2000, Rexam's and the Company's respective legal advisors began negotiating the proposed draft of acquisition agreement.

    On March 21, 2000, the Board met telephonically to discuss the status of the negotiations with Rexam. At the Board meeting, representatives of Wachtell Lipton reviewed drafts of the acquisition agreement and the stockholders agreement and summarized the key issues that had been discussed with Rexam's legal advisors, including the structure of the transaction, provisions relating to the break-up fees and termination rights and the other conditions to closing.

    Rexam, the Company, and their respective advisors continued negotiation of the acquisition agreement between March 21, 2000 and March 31, 2000, and an agreement was reached resulting in the Merger Agreement. Also during the period between March 21, 2000 and March 31, 2000, Rexam, Pechiney and their respective advisors negotiated the terms of the Stockholders Agreement and an agreement was reached resulting in the Stockholders Agreement.

    During the period leading up to March 31, 2000, Deutsche Bank received telephone calls from the advisors to the Joint Offerors and representatives of the Financial Sponsor inquiring as to the status of their proposals. Such discussions did not result in revised indications of interest from either party.

    On Friday afternoon, March 31, 2000, the Board met to receive presentations from the Company's legal and financial advisors and to consider the Offer, the Merger and the Merger Agreement. At the meeting, Deutsche Bank delivered its written opinion that, as of such date, the consideration to be received by the holders of Shares pursuant to the Offer and the Merger Agreement was fair from a financial point of view to such holders. Following such presentations and receipt of Deutsche Bank's opinion, the Board determined that the terms of the Offer and the Merger were advisable, fair to and in the best interests of, the stockholders of the Company, approved the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, and determined to recommend that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement. Following the Board meeting, Rexam and the Company executed the Merger Agreement and Rexam and Pechiney executed the Stockholders Agreement.

    On Monday morning, April 3, 2000, Rexam and the Company issued a joint press release in the United States announcing the execution of the Merger Agreement.

    On April 10, 2000, in accordance with the Merger Agreement, the Purchaser commenced the Offer.

    (ii) Reasons for the Recommendation of the Board of Directors.

    In reaching its recommendations described above in paragraph (a) of this
Item 4, the Board of Directors considered a number of factors, including the following:

    1. COMPANY OPERATING AND FINANCIAL CONDITION. The current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industry in which the Company's business operates. The Board considered the current conditions and pricing pressures in the beverage packaging industry and the resulting negative impact of such factors on the Company's projected profitability and cash flow.

    2. TRANSACTION FINANCIAL TERMS/PREMIUM TO MARKET PRICE. The relationship of the Offer Price to the historical market prices of the Shares. The $18.00 Offer represents a 42.57% premium over the $12.625 closing price of the Shares on the New York Stock Exchange on March 30, 2000 (the last trading day prior to the Board meeting at which the Board approved the Merger Agreement) and a 60.17% premium over the $11.238 average closing price for the 30 day trading period ending on March 30, 2000. The Board also considered the form of consideration to be paid to holders of Shares in the Offer and the Merger, and the certainty of value of such cash consideration compared to stock. The Board was aware that the consideration received by holders of Shares in the Offer and Merger would be taxable to such holders for federal income tax purposes.

    3. STRATEGIC ALTERNATIVES. The presentation of Deutsche Bank and the Board's review with respect to trends in the industry in which the Company's business operates and the strategic alternatives available to the Company, including the Company's alternative to remain an independent public company and the possibility of acquisitions or mergers with other companies in such industries, a leveraged buy-out of the Company and other extraordinary corporate transactions, as well as the risks and uncertainties associated with such alternatives. The Board considered possible alternatives to the Offer and the Merger involving third parties, the likelihood of consummation with respect to such proposals, and the risks associated therewith.

    4. DEUTSCHE BANK FAIRNESS OPINION. Presentations from Deutsche Bank and the opinion of Deutsche Bank, dated March 31, 2000, that as of that date, based upon and subject to certain considerations and assumptions, the consideration to be received by holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. A copy of the opinion rendered by Deutsche Bank to the Board, setting forth the procedures followed, the matters considered and the assumptions made by Deutsche Bank in arriving at its opinion, is attached hereto as Annex A and incorporated herein by reference. Stockholders are urged to read this opinion in its entirety. The Board was aware that Deutsche Bank becomes entitled to certain fees described in Item 5 upon the consummation of the Offer.

    5. PECHINEY SUPPORT. The fact that Pechiney, beneficial owner of approximately 45% of the outstanding Shares, is in favor of the Offer, the Merger and the transactions contemplated thereby and has entered into the Stockholders Agreement, pursuant to which it has agreed to tender its Shares in the Offer, to support Rexam's transaction and to oppose competing transactions. The Board considered the terms of the Stockholders Agreement, including that if the Merger Agreement were terminated under circumstances in which the termination fee becomes payable to Rexam, Pechiney would remain subject to the restrictions of the Stockholders Agreement and would not be able to support a competing proposal for the later of six months after such termination or December 31, 2000. The Board also considered the provision of the Stockholders Agreement pursuant to which Pechiney agreed to pay to Rexam any cash proceeds that Pechiney receives, with respect to its shares of common stock, that are in excess of $18.00 per share in connection with a transaction other than with Rexam or the Purchaser.

    6. TIMING OF COMPLETION. The anticipated timing of consummation of the transactions contemplated by the Merger Agreement, including the structure of the transactions as a tender offer for all of the Shares, which should allow stockholders to receive the transaction consideration earlier than in an alternative form of transaction, followed by the Merger in which stockholders will receive the same consideration as received by stockholders who tender their Shares in the Offer.

    7. LIMITED CONDITIONS TO CONSUMMATION. Rexam's obligation to consummate the Offer and the Merger is subject to a limited number of conditions, with no financing condition. The Board also considered the relative likelihood of obtaining required regulatory approvals for this transaction, as compared to a transaction with other potential partners, and Rexam's shareholder approval, and the terms of the Merger Agreement regarding the obligations of both companies to pursue such approvals, including the provision in the Merger Agreement that requires Rexam to pay to the Company $15,000,000 in the event that Rexam's shareholders fail to approve the transaction or Rexam's Board of Directors withdraws or modifies its recommendation so long as the Company is not materially in breach of its representations and covenants.

    8. ALTERNATIVE TRANSACTIONS. The Board considered that under the terms of the Merger Agreement, while the Company is prohibited from soliciting acquisition proposals from third parties, the Company may engage in discussions or negotiations with, and may furnish non-public information to, a third party that makes a non-solicited acquisition proposal if, among other things, the Board determines in good faith with the advice of its financial advisors that such acquisition proposal would or is reasonably likely to provide greater value to the Company's stockholders from a financial point of view than the Offer and the Merger. The Board considered that the terms of the Merger Agreement permit the Company to terminate the Merger Agreement to enter into such a superior transaction involving the Company if the Company pays Rexam a $35,000,000 termination fee and expenses of up to $15,000,000, and gives Rexam four business days' notice prior to terminating the Merger Agreement. The Board considered the possible effect of these provisions of the Merger Agreement, and the terms of the Stockholders Agreement, on third parties who might be interested in exploring an acquisition of the Company. In this regard, the Board recognized that the provisions of the Merger Agreement relating to termination fees, non-solicitation of acquisition proposals and the execution of the Stockholders Agreement by Pechiney were insisted upon by Rexam as a condition to entering into the Merger Agreement.

    9. POTENTIAL CONFLICTS OF INTEREST. The interests of certain Company executives in the Offer and the Merger (see Item 3--"EFFECTS OF THE OFFER AND THE MERGER UNDER COMPANY STOCK PLANS AND AGREEMENTS BETWEEN THE COMPANY AND ITS EXECUTIVE OFFICERS.").

    The foregoing includes the material factors considered by the Board of Directors. In view of its many considerations, the Board of Directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board determined to approve the Merger Agreement and recommend that holders of Shares tender their Shares in the Offer.

    (c) Intent to Tender. After reasonable inquiry and to the best of the Company's knowledge, each executive officer, director and affiliate of the Company currently intends to tender all Shares held of record or beneficially owned by such person to the Purchaser in the Offer.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    Pursuant to a letter agreement dated December 9, 1999, as supplemented
March 16, 2000, the Company formally retained Deutsche Bank to act as its financial advisor in connection with the proposed sale of the Company. The Board retained Deutsche Bank based upon Deutsche Bank's qualifications, experience and expertise. Deutsche Bank is an internationally recognized investment banking and advisory firm. Deutsche Bank, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, Deutsche Bank is a full-service securities firm engaged in securities trading, brokerage and financing activities. In the ordinary course of Deutsche Bank's trading and brokerage activities, Deutsche Bank or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or senior loans of the Company or Rexam. In the past, Deutsche Bank and its affiliates have provided financial advisory and financing services for the Company, including acting as co-manager in the Company's Initial Public Offering.

    Pursuant to the Deutsche Bank engagement letter, the Company paid to Deutsche Bank an advisory fee of $250,000 and agreed to pay a fee of $1,500,000 upon delivery of the opinion with respect to a transaction, such fees to be creditable against a transaction fee of 0.425% of the aggregate consideration, including liabilities assumed, payable in the transaction. The Company has also agreed to reimburse Deutsche Bank for reasonable expenses as incurred. In addition, the Company has agreed to indemnify Deutsche Bank, its directors, officers, agents and employees and each person, if any, controlling Deutsche Bank against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of Deutsche Bank's engagement.

    Except as described above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    Except as set forth below, no transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company. On February 14, 2000, Joseph Esterman, the Company's Vice President, Investor Relations purchased a total of 4,117 shares of Company Common Stock through a broker at an average price of $11.28 per share.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the

Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

    Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION.

    (a) Delaware General Corporation Law. As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless:
(1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) following the transaction in which such person became an interested stockholder, the business combination is
(x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least
66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board of Directors has approved the Merger Agreement and the Stockholders Agreement, as described in Item 4 above and, therefore, the restrictions of
Section 203 are inapplicable to the Merger and the transactions contemplated under the Stockholders Agreement.

    (b) Under the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders. However, if Purchaser does not acquire at least 90% of the Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under Delaware law, a significantly longer period of time will be required to effect the Merger.

    (c) Regulatory Approvals.

    UNITED STATES ANTITRUST COMPLIANCE. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

    Pursuant to the requirements of the HSR Act, the Purchaser has advised the Company that it expects to file a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on or about April 11, 2000. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer would be scheduled to expire at 11:59 p.m., New York City time, 15 days after such filing. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from the Purchaser. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by the Purchaser with such request. Thereafter, such waiting period can be extended only by court order or by agreement of the parties.

    The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by the Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Rexam or the Company. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. The Company does not, and the Purchaser has advised the Company that it does not, believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See Item 3.

    EUROPEAN ECONOMIC AREA AND EUROPEAN NATIONAL MERGER REGULATION. Rexam and the Company each conduct substantial operations in the European Economic Area. Council Regulation (EEC) 4064/89, as amended, and Article 57 of the European Economic Area Agreement (together, the "European Regulation") require that concentrations with a "Community or EFTA dimension" be notified in prescribed form to the Commission of the European Communities for review and approval. In these cases, the European Commission, as opposed to the individual countries within the European Economic Area, will, with certain exceptions, have exclusive jurisdiction to review the concentration.

    Rexam and the Company have determined that the Offer and the Merger have a "Community dimension," and thus, intend to file promptly notification in the prescribed form with the European Commission in accordance with the European Regulation.

    This filing will trigger a one-month review period during which the European Commission is required to determine whether the proposed merger is compatible with the European common market. This one-month period may be extended to six weeks if the parties submit a proposal for divestiture or undertaking in order to get a positive decision from the European Commission. If at the end of this initial review period the European Commission has "serious doubts" about the proposed merger's compatibility with the common market, the Commission can subject the transaction to a "second-stage" review, which may take up to approximately four months to complete.

    The Company does not, and the Purchaser has advised the Company that it does not, believe that the Offer and Merger are incompatible with the European common market. However, there can be no assurance that the European Commission will allow the consummation of the Offer and Merger, or that the necessary approval will be granted without conditions. See Item 3.

    OTHER FILINGS. There is a possibility that other filings may have to be made with foreign governments under their pre-merger notification statutes. The filing requirements of various nations are being analyzed by the parties and, where necessary, the parties intend to make such filings.

    (d) The Purchaser's Designation of Persons to be Elected to the Board Of Directors.

    The Information Statement attached as Annex B to this Statement is being furnished in connection with the possible designation by Rexam, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    The following Exhibits are filed herewith:

EXHIBIT NO.                                     DESCRIPTION
-----------             ------------------------------------------------------------
(a)(1)                  Offer to Purchase, dated April 10, 2000 (incorporated by
                        reference to Exhibit (a)(1)(A) to the Schedule TO of the
                        Purchaser filed on April 10, 2000).

(a)(2)                  Letter of Transmittal (incorporated by reference to Exhibit
                        (a)(1)(B) to the Schedule TO of the Purchaser filed on April
                        10, 2000).

(a)(3)                  Letter to Stockholders of the Company, dated April 10, 2000.

(a)(4)                  Opinion of Deutsche Bank Securities Inc., dated March 31,
                        2000 (included as Annex A to the Statement).

(a)(5)                  Joint Press Release issued by Rexam and the Company on April
                        3, 2000 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO of the Purchaser filed on April 10, 2000).

(e)(1)                  Agreement and Plan of Merger, dated as of March 31, 2000,
                        among Rexam, the Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO of the
                        Purchaser filed on April 10, 2000).

(e)(2)                  Stockholders Agreement, dated as of March 31, 2000, between
                        Rexam and Pechiney (incorporated by reference to
                        Exhibit (d)(2) to the Schedule TO of the Purchaser filed on
                        April 10, 2000).

(e)(3)                  Confidentiality Agreement, dated March 10, 2000, between
                        Rexam and the Company (incorporated by reference to
                        Exhibit (d)(3) to the Schedule TO of the Purchaser filed on
                        April 10, 2000).

(e)(4) First Amendment to Agreement, dated as of March 31, 2000, among American National Can Company, the Company and Allan
                        Bohner.

(e)(5)                  Second Amendment to Amended and Restated Executive
                        Employment Agreement, dated as of March 31, 2000, among
                        American National Can Company, the Company and Curtis J.
                        Clawson.

(e)(6)                  Second Amendment to Amended and Restated Executive
                        Employment Agreement, dated as of March 31, 2000, among
                        American National Can Company, the Company and Edward A.
                        Lapekas.

(e)(7)                  Second Amendment to Amended and Restated Executive
                        Employment Agreement, dated as of March 31, 2000, among
                        American National Can Company, the Company and Dennis R.
                        Bankowski.

(e)(8)                  Second Amendment to Amended and Restated Executive
                        Employment Agreement, dated as of March 31, 2000, among
                        American National Can Company, the Company and Michael D.
                        Herdman.

(e)(9)                  Second Amendment to Amended and Restated Executive
                        Employment Agreement, dated as of March 31, 2000, among
                        American National Can Company, the Company and
                        Alan A. Schumacher.

(e)(10)                 First Amendment to Agreement among American National Can
                        Company, the Company and William A. Francois, dated as of March 31, 2000.

                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                       AMERICAN NATIONAL CAN GROUP, INC.

                                                       By:  /s/ WILLIAM A. FRANCOIS
                                                            -----------------------------------------
                                                            Name: William A. Francois
                                                            Title: Senior Vice President, General
                                                            Counsel and Secretary

Dated: April 10, 2000

                                                                         ANNEX A

DEUTSCHE BANC ALEX. BROWN                                                  [LOGO]
                                                                           Deutsche Bank Securities
                                                                           Inc.
                                                                           130 Liberty Street, MS 2331
                                                                           New York, NY 10006
                                                                           Tel 212 250-6000
                                                                           Fax 212 250-6400

                                                                  March 31, 2000

Board of Directors
American National Can Group, Inc.
8770 West Bryn Mawr Avenue
Chicago, IL 60631

Members of the Board:

    Deutsche Bank Securities Inc. ("Deutsche Bank") has acted as financial advisor to American National Can Group ("ANC" or the "Company") in connection with the Agreement and Plan of Merger (the "Merger Agreement") dated March 31, 2000, among the Company, Rexam plc ("Rexam") and Merger Sub, a wholly owned subsidiary of Rexam ("Merger Sub"), which provides, among other things, for Merger Sub to commence a cash tender offer for all the outstanding shares of the common stock, par value $.01 per share, of the Company ("Company Common Stock") at a purchase price of $18.00 per share, net to the seller in cash (the "Consideration"), to be followed by a merger of Merger Sub with and into the Company (the cash tender offer and the merger collectively, the "Transaction") whereby each share of Company Common Stock not owned directly or indirectly by the Company or Rexam will be converted into the right to receive the Consideration, and as a result, the Company will become a wholly owned subsidiary of Rexam. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

    You have requested Deutsche Bank's opinion, as investment bankers, as to the fairness, from a financial point of view, to the stockholders of ANC of the Consideration.

    In connection with Deutsche Bank's role as financial advisor to ANC, and in arriving at its opinion, Deutsche Bank has reviewed certain publicly available financial and other information concerning the Company and certain internal analyses and other information furnished to it by the Company. Deutsche Bank has also held discussions with members of the senior management of the Company regarding the business and prospects of the Company. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for Company Common Stock, (ii) compared certain financial and stock market information for the Company with similar information for certain companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part, (iv) reviewed the terms of the Merger Agreement and certain related documents, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

    Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning the Company, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of the Company. With respect to the financial forecasts and projections made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company, as to the matters covered thereby. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Deutsche Bank's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

    For purposes of rendering its opinion, Deutsche Bank has assumed that, in all respects material to its analysis, the representations and warranties of the Company, Rexam, and Merger Sub contained in the Merger Agreement are true and correct, the Company, Rexam and Merger Sub will each perform all of the covenants and agreements to be performed by it under the Merger Agreement and all conditions to the obligations of each of the Company, Rexam and Merger Sub to consummate the Transaction will be satisfied without any waiver thereof. Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained.

    This opinion is addressed to, and for the use and benefit of, the Board of Directors of ANC and is not a recommendation to the stockholders to approve the Transaction. This opinion is limited to the fairness, from a financial point of view, to the stockholders of ANC of the Consideration, and Deutsche Bank expresses no opinion as to the merits of the underlying decision by the Company to engage in the Transaction.

    Deutsche Bank will be paid a fee for its services as financial advisor to ANC in connection with the Transaction, a substantial portion of which is contingent upon consummation of the Transaction. We are an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). One or more members of the DB Group have, from time to time, provided investment banking and other financial services to the Company for which it has received compensation, including acting as co-manager in connection with the Company's initial public offering of common stock in 1999. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of the Company and Rexam for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

    Based upon and subject to the foregoing, it is Deutsche Bank's opinion as investment bankers that, as the date hereof, the Consideration is fair, from a financial point of view, to the stockholders of ANC.

                                          Very truly yours,

                                          /s/ Deutsche Bank Securities Inc.

                                          DEUTSCHE BANK SECURITIES INC.

                                                                         ANNEX B

                       AMERICAN NATIONAL CAN GROUP, INC.
                            8770 W. BRYN MAWR AVENUE
                            CHICAGO, ILLINOIS 60631

                       INFORMATION STATEMENT PURSUANT TO
                  SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about April 10, 2000 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") of American National Can Group, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Rexam Inc. ("Rexam") to a majority of seats on the Board of Directors (the "Board of Directors" or the "Board") of the Company. On
March 31, 2000, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Rexam and Rexam Acquisition Subsidiary Inc. (the "Purchaser"), a Delaware corporation and a wholly owned indirect subsidiary of Rexam, pursuant to which the Purchaser is required to commence a tender offer to purchase all outstanding shares of Common Stock, par value $0.01 per share, of the Company (the "Shares"), at a price per Share of $18.00, net to the seller in cash (the "Offer Price"), upon the terms and conditions set forth in the Purchaser's Offer to Purchase, dated April 10, 2000, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1)(A) and (a)(2)(B) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by the Purchaser with the Securities and Exchange Commission (the "Commission") on April 10, 2000. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation and will be a wholly owned indirect subsidiary of Rexam. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares that are owned by Rexam, the Purchaser, any of their respective subsidiaries, the Company or any of its subsidiaries, and Shares held by stockholders of the Company who did not vote in favor of the Merger Agreement and who comply with all of the relevant provisions of Section 262 of the DGCL) will be converted into the right to receive the amount in cash per Share paid pursuant to the Offer.

    The Offer, the Merger, and the Merger Agreement are more fully described in the Statement to which this Information Statement forms Annex B, which was filed by the Company with the Commission on April 10, 2000 and which is being mailed to stockholders of the Company along with this Information Statement.

    This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934 ("Exchange Act") and
Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Rexam, the Purchaser or the Rexam Designees (as defined below) has been provided by Rexam. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

    Pursuant to the Merger Agreement, the Purchaser commenced the Offer on April 10, 2000. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Friday, May 5, 2000, unless the Purchaser extends it.

                                    GENERAL

    The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the stockholders of the Company. As of the close of business on March 29, 2000, there were 55,000,000 outstanding shares of Common Stock, of which Rexam and the Purchaser own no shares as of the date hereof.

               RIGHTS TO DESIGNATE DIRECTORS AND REXAM DESIGNEES

    The information contained herein concerning Rexam Designees (as described below) has been furnished to the Company by Rexam and its designees. Accordingly, the Company assumes no responsibility for the accuracy or completeness of this information.

    The Merger Agreement provides that, promptly upon the purchase of and payment for Shares by the Purchaser pursuant to the Offer, Rexam will be entitled to designate such number of directors (the "Rexam Designees") on the Board, rounded up to the next whole number, as is equal to the product obtained by multiplying the total number of directors on the Board by the percentage that the number of Shares so purchased and paid for bears to the total number of Shares then outstanding.

    The Merger Agreement provides that the Company will, upon request of the Purchaser, promptly increase the size of the Board of Directors or obtain the resignations of such number of directors as is necessary to enable the Rexam Designees to be elected to the Board and, subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, will cause the Rexam Designees to be so elected.

    Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, there will be until the Effective Time at least three members of the Board who were directors on the date of the Merger Agreement and who are not officers of the Company or representatives of any affiliates of the Company.

    The Rexam Designees will be selected by Rexam from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Rexam Designees currently is a director of, or holds any positions with, the Company. Rexam has advised the Company that, to the best of Rexam's knowledge, except as set forth below, none of the Rexam Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Rexam and the Company that have been described in the Schedule TO or the Statement.

    The name, age, citizenship, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Rexam Designees are set forth below. Unless otherwise noted, the business address of each person listed below is 4 Millbank, London, SW1P, 3XR, United Kingdom.

    ROLF L. BORJESSON, 57, Swedish. Mr. Borjesson has served as director and Chief Executive of Rexam since 1996. He has served as director of Midway Holding Company AB and Sodra Regionen Svenska Handelsbanken AB since 1995.
Mr. Borjesson has also served as director of Invensys plc since 1998 and director and Chief Executive of PLM AB from 1990 to 1996.

    FRANK C. BROWN, 49, American. Mr. Brown has served as President and as director of Rexam Inc. since 1996. From 1992 until 1996 he served as General Counsel and Secretary of Rexam Inc. The business address of Mr. Brown is 4201 Congress Street, Suite 340, Charlotte, NC 28209.

    YVES E. DOMINIONI, 53, French. Mr. Dominioni has served as director of Rexam since 1997. He has served as Directeur General of Sofab SA since 1995.

    LARS G. EMILSON, 58, Swedish. Mr. Emilson has served as director of Rexam since 1999. He also served as Director of PLM AB since 1999 and Chief Executive Officer of PLM AB since 1999. Managing Director, PLM Beverage Can Division from 1992 to 1999.

    DAVID W. GIBSON, 37, British. Mr. Gibson has served as company Secretary of Rexam since 1996 and was company Solicitor of Rexam from 1989 to 1996.

    RONALD H. GLASSHOFF, 51, American. Mr. Glasshoff has served as Vice President-Finance and director of Rexam Inc. since 1991. The business address of Mr. Glasshoff is 4201 Congress Street, Suite 340, Charlotte, NC 28209.

    ROBERT W. GLUSKIN, 53, American. Mr. Gluskin has served as director of Rexam since 1997. He has also been President of Rexam Medical Packaging Inc. since 1993. The business address of Mr. Gluskin is 4201 Congress Street, Suite 340, Charlotte, NC 28209.

    MICHAEL J. HARTNALL, 57, British. Mr. Hartnall has served as Finance Director of Rexam since 1987. He also served as director of PLM AB since 1999 and Director of Quote-plan Limited since 1992.

    JEREMY LANCASTER, 64, British. Mr. Lancaster has served as Chairman of Rexam since 1996. He also served as Chairman of Hepworth PLC and non-executive director of TPIC (Birmingham) Limited since 1996. Prior to 1996, Mr. Lancaster was the Chairman and Chief Executive of Wolseley plc.

    CHARLOTTE J. VINCINI, 46, American. Ms. Vincini has served as
Director-Corporate Benefits of Rexam Inc. since 1995. The business address of Ms. Vincini is 4201 Congress Street, Suite 340, Charlotte, NC 28209.

                        OWNERSHIP OF COMMON STOCK BY THE
                     PRINCIPAL STOCKHOLDERS AND MANAGEMENT

    The following table sets forth information as of March 29, 2000, with respect to the beneficial ownership of the Company's Common Stock by (i) each director of the Company, (ii) each of the Chief Executive Officer and the other four most highly compensated executive officers of the Company ("Named Executive Officers"), (iii) all directors and executive officers of the Company as a group, and (iv) each person who, to the best of the Company's knowledge, beneficially owns more than five percent of any class of the Company's voting securities. Except as otherwise indicated, persons listed below have sole voting and investment power with respect to all shares held by them, except to the extent such power may be shared with a spouse.

                                                               COMMON STOCK
                                                            BENEFICIALLY OWNED
                                                                  (2)(3)         PERCENT OF CLASS
                                                            ------------------   ----------------
DIRECTORS (1)
Christel Bories...........................................           4,360            *
Frank W. Considine........................................           6,360            *
Ronald J. Gidwitz.........................................          14,635            *
George D. Kennedy.........................................          14,635            *
Homer J. Livingston, Jr...................................          10,633            *
Roland H. Meyer, Jr.......................................           4,630            *
James J. O'Connor.........................................          14,635            *
Alain Pasquier............................................           4,630            *
Jean-Dominique Senard.....................................           4,630            *
James R. Thompson.........................................          10,633            *
Jack H. Turner............................................           5,630            *

NAMED EXECUTIVE OFFICERS
Edward A. Lapekas.........................................          82,443            *
Curtis J. Clawson.........................................          73,572            *
Dennis R. Bankowski.......................................          38,477            *
Michael D. Herdman........................................          43,645            *
Alan H. Schumacher........................................          36,197            *
Jean-Pierre Rodier........................................           4,630            *

DIRECTORS AND EXECUTIVE
  OFFICERS AS A GROUP
(25 individuals, including those named above) (4).........         451,786            *

PRINCIPAL STOCKHOLDERS
Pechiney..................................................      25,000,000             45.455%
7, place du Chancelier
Adenauer
75218 Paris Cedex 16,
France

Capital Research and......................................       4,210,200                7.7%
Management Company (5)
333 S. Hope St.
Los Angeles, CA 90071

FMR Corp. (6).............................................       2,903,400              5.278%
82 Devonshire St.
Boston, MA 02109

------------------------------

*   Less than one percent

(1) Does not include directors who are Named Executive Officers.

(2) Includes 3,968 shares which each non-employee director of the Company has the right to acquire pursuant to stock options issued under the Company's Directors' Stock Plan and 662 deferred stock units payable to each non-employee director upon their retirement or other termination from the Board. Non-employee directors who served on the Board of American National Can Company prior to the Initial Public Offering had accrued a retirement benefit which was converted at the time of the Initial Public Offering to deferred stock units receivable upon their retirement or other termination from the Board in the following amounts: Messrs. Gidwitz, Kennedy and O'Connor each received 10,005 deferred stock units and Messrs. Livingston and Thompson each received 6,003 deferred stock units.

(3) Includes the right to receive the following shares under the Company's Stock Compensation Conversion Plan in exchange for stock options and stock appreciation rights issued by the Company's former parent: Messrs. Lapekas, Clawson, Bankowski, Herdman, and Schumacher hold 67,343, 27,507, 36,977, 31,645, and 29,441 shares, respectively. Also includes 40,000 restricted shares granted to Mr. Clawson under the Company's Long-Term Stock Incentive Plan.

(4) Includes 1,000 and 3,000 shares held by the spouses of two executive officers. These officers specifically disclaim beneficial ownership of these shares.

(5) Based solely on information contained in a Schedule 13G filed with the Commission on February 10, 2000.

(6) Based solely on information contained in a Schedule 13G filed with the Commission on February 14, 2000, by FMR Corp. ("FMR"), Edward C. Johnson, III (Chairman and owner of 12% of the voting power of FMR), and Abigail P. Johnson (a director and owner of 24.5% of the voting power of FMR). Based on the Schedule 13G, FMR has sole voting power as to 186,200 shares of Common Stock, shared voting power as to no shares of Common Stock, sole investment power as to 2,903,400 shares of Common Stock and shared investment power as to no shares of Common Stock.

                               BOARD OF DIRECTORS

    The Board of Directors is divided into three staggered classes. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. Each of the current directors has been a director of the Company since its initial public offering on August 2, 1999 (the "Initial Public Offering").

                               CLASS I DIRECTORS
                             TERMS EXPIRING IN 2000

    CHRISTEL BORIES*, 35. Mrs. Bories has been Senior Executive Vice President and Chief Operating Officer, Plastic Packaging of Pechiney since January 1999 and also served in a similar position at American National Can Company until July 28, 1999. From April 1995 through December 1998, she was Senior Executive Vice President, Strategy and Control of Pechiney. From 1993 until March 1995, she was employed at Union Miniere, a non-ferrous metal producer based in Belgium, as Director Strategy and Control and member of the Direction Committee. Prior to that time, she was a consultant with Corporate Value Associates.

    ALAIN PASQUIER*, 51. Mr. Pasquier has held various senior corporate management positions within Pechiney's finance department since 1993, and was Senior Vice President-Corporate Finance of Pechiney from 1997 to 1999. He currently serves as Senior Vice President--International and Government Affairs of Pechiney. He is also a director of Impress Metal Packaging Holdings B.V. and Paribas Capital Markets Ltd.

    ROLAND H. MEYER, JR., 72. Mr. Meyer served as President and Chief Operating Officer of American National Can Company from 1989, and Chief Operating Officer from 1988, until his retirement in 1992. Mr. Meyer joined American National Can Company in 1972 and from that time held various management positions in the Company's Metal Container Division including Manager--Manufacturing, Vice President--Operations, and Vice Chairman--Operations. Mr. Meyer is also a director of Uniroyal Technology Corporation and Vice Chairman of First Commercial Bank of Tampa.

    JACK H. TURNER, 65. Mr. Turner served as President and Chief Operating Officer of American National Can Company from 1992 until his retirement in 1995. From September 1989 through June 1992, he was Executive Vice President and Chief Operating Officer of American National Can Company's beverage worldwide business. Mr. Turner joined American National Can Company in February 1969 and has held numerous financial and operations positions.

                               CLASS II DIRECTORS
                              TERMS EXPIRE IN 2001

    FRANK W. CONSIDINE, 78. Mr. Considine was Chairman of the Board of American National Can Company from 1983 to 1990, Honorary Chairman and Chairman of the Executive Committee from 1990 to present, President from 1969 to 1988, and Chief Executive Officer from 1973 to 1988. Mr. Considine is also a director of SEI Information Technology, Chairman of the Board of Directors of Loyola University Health System/Loyola University Medical Center, Vice President of the Lyric Opera of Chicago, and a member of the Executive Committee of the Museum of Science and Industry, Chicago, and the Board of Trustees of the Field Museum of Natural History, Chicago.

    GEORGE D. KENNEDY, 73. Mr. Kennedy was Chairman and a director of Mallinckrodt Group Inc., a producer of medical products and chemicals, from 1991 until his retirement in October 1994. He was Chairman and Chief Executive Officer of Mallinckrodt Group Inc. from 1986 to 1991. Mr. Kennedy is also a director of the Kemper National Insurance Companies and Scotsman
Industries, Inc.

    HOMER J. LIVINGSTON, JR., 64. Mr. Livingston served as President and Chief Executive Officer of the Chicago Stock Exchange in Chicago, Illinois from November 1992 until his retirement in May 1995.

From 1988 through 1992, Mr. Livingston was chairman of the Board and Chief Executive Officer of Livingston Financial Group. He has also held the positions of Executive Vice President of First National Bank of Chicago, Partner at Lehman Bros., Partner at William Blair & Co., President and Chief Executive Officer of LaSalle National Bank and Trustee of Southern Pacific Railroad. Mr. Livingston is also a director of Peoples Energy Corporation.

    JEAN-DOMINIQUE SENARD*, 47. Mr. Senard has been Senior Executive Vice President and Chief Financial Officer and a member of the Executive Committee of Pechiney since October 1996. Prior to joining Pechiney, Mr. Senard was employed by the French company Saint-Gobain from January 1987 through October 1996, where he was Group Treasurer from January 1987 through January 1989, Director of Treasury and Financing from January 1989 through September 1995, and Financial Director of Saint-Gobain's General Delegation for Germany and Central Europe and a member of the Management Committee of Vegla GmbH from October 1995 through October 1996.

                              CLASS III DIRECTORS
                              TERMS EXPIRE IN 2002

    RONALD J. GIDWITZ, 55. Mr. Gidwitz is a partner in GCG Partners, a private investment firm, a position he has held since 1998. He previously served as President and Chief Executive Officer of Helene Curtis Industries, Inc. from 1979 to 1998. He is also a director of Continental Materials Corporation, Prairie Packaging Corporation and SEI Consulting. Mr. Gidwitz is also Chairman of the Illinois State Board of Education, a member of the Board of Governors of Boys and Girls Clubs of America, Chairman of the Board of the Field Museum of Natural History and a member of the boards of directors of Lyric Opera of Chicago, the Museum of Science and Industry, and the Board of Trustees of Rush-Presbyterian Medical Center.

    EDWARD A. LAPEKAS, 56. Mr. Lapekas has held the position of Chairman of the Board and Chief Executive Officer of the Company since July 28, 1999. Prior thereto in 1999, he was President and Chief Operating Officer of the Company. He served as President and Chief Operating Officer--Beverage Cans worldwide of American National Can Company since November 1996. He joined American National Can Company in June 1996 as Senior Vice President--Beverage Cans Americas. Prior to joining American National Can Company, Mr. Lapekas served as Vice Chairman of Schmalbach-Lubeca A.G., a packaging company based in Germany, from July 1991 through June 1996. Prior to that time, he held senior management positions throughout the world with Continental Can Company from 1968 through 1991.

    JAMES J. O'CONNOR, 63. Mr. O'Connor is the retired Chairman and Chief Executive Officer of Commonwealth Edison Company and Unicom Corporation, a holding company, where he served from June 1994 until March 1998, and of Edison Company, an electric utility, where he served from 1980 to March 1998. He is also a Director of Corning Incorporated, Scotsman Industries Inc., Smurfit-Stone Container Corporation, Tribune Company and UAL Corporation.

    JEAN-PIERRE RODIER*, 52. Mr. Rodier served as Chairman of the Board and Chief Executive Officer of the Company until July 28, 1999, at which time he resigned from that position. Since 1994, Mr. Rodier has served as Chairman and Chief Executive Officer of Pechiney, formerly the Company's parent company. Prior to July 28, 1999, he served as Chairman of the Board and Chief Executive Officer of American National Can Company. Before joining Pechiney in 1994,
Mr. Rodier served as Chairman and Chief Executive Officer of Penarroya and Managing Director of Penarroya's parent company, Imetal. He has also held the positions of Chairman of the Executive Board for Metaleurop France and head of Union Miniere, the Belgian affiliate of Groupe Suez.

    JAMES R. THOMPSON, 63. Mr. Thompson was Governor of Illinois from 1977 through 1991. Since January 1991, Mr. Thompson has been a partner in, and Chairman of the Executive Committee of, Winston & Strawn, a Chicago, Illinois law firm, and since January 1993, he has been Chairman of the firm. Mr. Thompson is also a director of FMC Corporation, Prime Retail, Inc., Prime Retail.com, Hollinger International, Inc., Jefferson Smurfit Group, Metal Management, Inc. Navigant Consulting, Prime Group Realty Trust and Union Pacific Resources. He also serves as a Public Governor of the Chicago Board of Trade and is the Chairman of the Public Review Board of the Hotel and Restaurant Employees International Union. He is Chairman of the Board of Trustees of the Illinois Mathematics and Science Academy Foundation, and serves as a trustee of the Chicago Historical Society, Lyric Opera of Chicago and the Museum of Contemporary Art.

    There are no family relationships among any of the Company's directors or executive officers.

------------------------

* Designated by Pechiney, which, pursuant to a Director Nomination Agreement between the Company and Pechiney, has the right to nominate four of the thirteen members of the Board.

DIRECTOR COMPENSATION

    Directors who are officers or employees of the Company do not receive compensation other than reimbursement for out-of-pocket expenses incurred by them in connection with their travel to and attendance at meetings of the Board of Directors or its committees.

    In addition to the reimbursement of expenses, directors of the Company who are not officers or employees receive an annual cash retainer of $25,000 and an annual grant of deferred stock units with a fair market value of $15,000. These shares will be transferred to the director at the time of termination or retirement from the Board of Directors and are subject to forfeiture in the event of the Company's insolvency. The non-employee directors will also receive an annual stock option grant with a Black-Scholes value equal to $30,000. The options are granted at the fair market value, are exercisable immediately, and will have a ten-year term. In addition, non-employee directors who chair any committee of the Board receive a fee of $3,000 per year for each committee they chair. Directors can elect to defer the receipt of their annual cash retainers and chairman fees until retirement from the Board. Until distribution of the deferred amounts following retirement, the deferred amounts will earn interest based on mutual funds selected by the director from a company listing of mutual funds approved for the deferral plan. The Company provides each non-employee director with $250,000 of accidental death and dismemberment insurance coverage on a 24-hour basis for any period a non-employee director is traveling on company business. In addition, Frank Considine is provided with a secretary, and an automobile and office leased by the Company. Such leases and services are valued at approximately $100,000 per year.

    Non-employee directors who served on the Board prior to its Initial Public Offering earned a retirement benefit as part of their compensation. For those same directors, now serving on the Board, the present value of their accrued retirement benefit was converted to deferred stock units on July 28, 1999. The stock units are receivable by the director at the time of termination or retirement from the Board. These shares will be transferred to the director at the time of termination or retirement from the Board and are subject to forfeiture in the event of the Company's insolvency. Dividend equivalents are applied to the deferred stock units and are payable in cash or stock at the time of the director's termination or retirement.

1999 BOARD MEETINGS

    During 1999, the Board of Directors held a total of six meetings. In 1999, all incumbent directors attended at least 75% percent of the meetings of the Board and of the Board committees on which they served except for Mrs. Bories, who attended 50%, Mr. Pasquier, who attended 67% and Mr. Livingston, who attended 71%. As a group, incumbent directors attended 86% percent of all Board and Board committee meetings held in 1999.

BOARD COMMITTEES

    The Board of Directors has four standing committees, which are described below.

    AUDIT COMMITTEE. The Audit Committee is responsible for reviewing the propriety and accuracy of the Company's consolidated financial statements. The Audit Committee is responsible for:

    - reviewing the internal accounting controls and annual consolidated financial statements;

    - reviewing the scope of the independent certified public accountants' audit, their report and their recommendations;

    - considering the possible effect on the independence of the accountants in approving non-audit services requested of them; and

    - recommending the action to be taken with respect to the appointment of the independent certified public accountants.

    The Audit Committee held one meeting during 1999.

    COMPENSATION AND ORGANIZATION COMMITTEE. The Compensation and Organization Committee is responsible for:

    - approving the compensation of all elected officers;

    - reviewing, advising and making recommendations with respect to elected officer compensation plans, their benefits and standards and taking all related actions that are not reserved for the Board;

    - providing oversight of the annual incentive plan and the other salary, compensation or benefit plans; and

    - reviewing the succession plans and management development of the senior management positions.

    The Compensation and Organization Committee held three meetings in 1999. Pursuant to resolutions adopted by the Board on February 24, 2000, the name of this committee was changed from the Compensation Committee to the Compensation and Organization Committee.

    EXECUTIVE COMMITTEE. During intervals between meetings of the Board, the Executive Committee has and exercises all the powers and authority of the Board in the management of the Company's business and affairs, except as specifically limited in the Company's by-laws. The Executive Committee did not hold any meetings in 1999.

    NOMINATING AND GOVERNANCE COMMITTEE. The Nominating and Governance Committee is responsible for:

    - assessing the appropriate combination of skills and characteristics required of the Board members so that the Board has a mix of business leadership and special expertise;

    - assuring that diversity is given attention in the consideration of individual candidates;

    - selecting, identifying and screening, with input from the Chief Executive Officer, candidates for Board membership;

    - nominating the chairs of other committees;

    - evaluating continued membership on the Board when the circumstances of a director change; and

    - annually evaluating and updating the governance policies.

    The Nominating and Governance Committee was created pursuant to resolutions adopted by the Board on February 24, 2000. The Committee will accept nominations of persons for election to the Board from stockholders that are made pursuant to timely notice in writing to the Secretary of the Company. The notice must set forth all information about each proposed nominee as required under Regulation 14A of the Exchange Act. The notice must also set forth, as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made, their names and record addresses and the class and number of shares that they beneficially own.

    COMMITTEE MEMBERS. The committee members for each of the four standing committees are set forth below, with the Chairman listed first:

                                    COMPENSATION AND                                       NOMINATING AND GOVERNANCE
AUDIT                                 ORGANIZATION                   EXECUTIVE                     COMMITTEE
-----                         ----------------------------  ----------------------------  ----------------------------
James J. O'Connor, Chairman   George D. Kennedy, Chairman   Frank W. Considine, Chairman  Frank W. Considine, Chairman
Homer J. Livingston, Jr.      Frank W. Considine            Edward A. Lapekas             George D. Kennedy
Jean-Dominique Senard         Ronald J. Gidwitz             Jean-Pierre Rodier            James J. O'Connor
                              Jean-Pierre Rodier

COMPENSATION AND ORGANIZATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN
  COMPENSATION DECISIONS

    The following are members of the Compensation and Organization Committee:
Mr. George Kennedy, who serves as Chairman of the Committee, is an independent, nonemployee director. Mr. Ronald Gidwitz is an independent, nonemployee director. Mr. Kennedy and Mr. Gidwitz are the sole members of the Grant Committee of the Compensation and Organization Committee, charged with the responsibility for approving all incentive compensation grants made to employees of the company, including the Named Executive Officers. Mr. Frank Considine, the former Chairman and Chief Executive Officer of American National Can Company having retired in 1988, also serves on the Compensation and Organization Committee. The last member of the Compensation and Organization Committee is Jean-Pierre Rodier, the former Chairman and Chief Executive Officer of the Company prior to the initial public offering on July 28, 1999.

                               EXECUTIVE OFFICERS

    In addition to Mr. Lapekas, who is a Director, the following persons are the executive officers of the Company.

    CURTIS J. CLAWSON, 40. Mr. Clawson is President and Chief Operating Officer of the Company and has held that position since December 16, 1999. Prior to that, he held the position of Executive Vice President and President Beverage Cans Americas from July 1999 through December 1999. He joined the Company in June 1998 as Senior Vice President--Beverage Cans Americas. From March 1995 through January 1998, he was an employee of Allied Signal, Incorporated, following which he took a career break from January to June 1998. From
March 1995 through March 1997, his position was President, Filters and Spark Plugs in the automotive aftermarket products industry, and from April 1997 through January 1998, his position was President, Laminates in the laminates and prepeg materials industry for printed circuit boards. Prior to his employment with Allied Signal, he was an employee of Arvin Industries, Incorporated, an automotive equipment manufacturer. He held the position of General Manager from January 1994 through February 1995, Vice President and Sales Manager/Plant Manager during 1992.

    DENNIS R. BANKOWSKI, 53. Mr. Bankowski is Executive Vice President--Administration and Chief Human Resources Officer. He joined American National Can Company in 1991 as Senior Vice President--Human Resources. In January 1997, he was named Senior Vice President--Corporate Services. Before joining the Company, Mr. Bankowski was employed by BP America, a subsidiary of British Petroleum, from 1981 through 1990 where he served in the positions of Director of Compensation, Director of Organizational Development and Vice President of Human Resources.

    ALLAN J. BOHNER, 46. Mr. Bohner is Senior Vice President--Beverage Cans Americas Manufacturing and Worldwide Engineering and has held that position since January 1998. His previous positions include Senior Vice President Engineering and Research and Development from April 1995 through December 1997, Vice President, Engineering for the Food Metal Division from July 1990 through March 1995, Director Engineering from April 1989 through June 1990 and, since February 1975, held other positions of increasing responsibility in the Engineering discipline.

    THOMAS J. BUCKLEY, 57. Mr. Buckley is Vice President--Tax. He joined American National Can Company in that position in August 1995. Immediately prior to his joining the Company, he was employed by Pechiney Corporation in the position of Vice President and Director--Tax.

    DENNIS M. BYRD, 44. Mr. Byrd is Vice President and Treasurer and has held that position since July 1997. Prior to that, he held the positions of Assistant Treasurer from January 1996 through June 1997, and Director of Finance from January 1994 through December 1995. He has also held positions with the Company as Manager of Finance, Pension Investment Administrator and Auditor.

    JOSEPH R. ESTERMAN, 54. Mr. Esterman has been Vice President--Investor Relations since he joined the company in October 1999. Prior thereto, he enjoyed a long career at Nalco Chemical Company as Vice President, Investor Relations. He also held positions in strategy and sales at Nalco Chemical Company.

    WILLIAM A. FRANCOIS, 57. Mr. Francois is Senior Vice President, General Counsel and Secretary and has held that position since July 1999. He joined the Company in April 1970 in the position of Attorney and has held several legal positions since then including Vice President, Deputy General Counsel and Secretary from January 1988 through June 1999, Vice President, Associate General Counsel and Secretary from January 1987 through December 1987 and Vice President, Legal and Secretary from April of 1982 through December 1987.

    LAWRENCE F. HAGENBUCH, 33. Mr. Hagenbuch is Vice President-Corporate Strategy and has held that position since joining the Company in December, 1999. Prior to joining the Company, he was employed by GE Capital, Vendor Financial Services as General Manager-Customer Support Center from February 1999 through December 1999. From September 1997 through January 1999 he was employed by General Electric Company, Transportation Systems as General Manager Africa, Europe and the Middle East, and from March 1996 until August 1997, he held the position of Manager Business Development. From August 1994 until February 1996 he was employed by Booz Allen as an associate in the Engineering Manufacturing Group.

    MICHAEL D. HERDMAN, 49. Mr. Herdman is Executive Vice President and President--Beverage Cans Europe and Asia. Since 1991, Mr. Herdman has held the position of Senior Vice President--Beverage Cans Europe for American National Can Company. In January 1997, he also assumed responsibility for the beverage can business in Asia. Since joining the Company in 1972, Mr. Herdman's prior positions have included Managing Director of Nacanco Ltd., Vice President of Business Development, Vice President and General Manager--Plastics, Managing Director--Iberica, and other sales and manufacturing management positions.

    CLIFFORD R. KLOTZ, 55. Mr. Klotz is Vice President--Environment and Government Affairs and has held that position since March 1, 1991, which through 1995 also included the responsibility for the general management of the Recycling Division. He joined American National Can Company in 1971 and since that time has also held the positions of Vice President and General Manager Recycling, Vice President of Sales--Closure Division, Manager Government Affairs, and Manager Environmental Programs.

    JOHN G. LABAHN, 41. Mr. LaBahn is Vice President, Controller and Chief Accounting Officer of the Company. He has held this position since July 1999. From February 1998 until June 1999 he held the position of Vice President and Controller. Prior to that he held the positions of Director of Risk Management from February 1996 and Vice President Shared Services from February 1992 through January 1996. He began his career with the Company in August 1987.

    ALAN H. SCHUMACHER, 53. Mr. Schumacher is Executive Vice President and Chief Financial Officer of the Company. He has held this position in the Company since July 1997. From January 1988 through June 1997, he held the positions of Vice President, Controller and Chief Accounting Officer. Positions held at the Company prior to 1988 include Assistant Corporate Controller, and Manager Corporate Accounting. Prior to joining the Company, Mr. Schumacher was employed in the audit function of Price Waterhouse and Company.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act, requires the Company's officers and directors, and persons who are holders of more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership on Forms 3, 4, and 5 with the Commission and the New York Stock Exchange, Inc., and to furnish the Company with copies of these forms. Based on its review of the copies of Forms 3, 4, and 5 submitted to the Company, the Company believes that all the officers, directors, and persons who hold more than ten percent of the Common Stock of the Company complied with all filing requirements imposed by Section 16(a) of the Exchange Act during 1999 except for Mr. Lapekas, who inadvertently failed to timely file with respect to the acquisition of 100 shares or the symbolic first trade in the Company's stock on the New York Stock Exchange in connection with the Initial Public Offering.

             CERTAIN TRANSACTIONS BETWEEN DIRECTORS AND THE COMPANY

    The law firm of Winston & Strawn, of which Mr. Thompson is a partner and Chairman of the Executive Committee, was retained as special counsel to the Board in connection with the Initial Public Offering.

    Messrs. Alain Pasquier, Jean-Pierre Rodier, Jean-Dominque Senard and
Mrs. Christel Bories are executive officers of Pechiney, a company which holds approximately 45.5% of the outstanding common stock of the Company.

TRANSACTIONS AND AGREEMENTS WITH PECHINEY

    ALUMINUM PURCHASES. The Company purchases a portion of its aluminum supplies from Pechiney Rhenalu, a subsidiary of Pechiney, on an arm's-length basis and under normal market terms and conditions. The aluminum purchased represented approximately 15% of the Company's total aluminum purchases in 1999. In 1999, the approximate value of these purchases was $179 million.

    The Company also has an agreement with Pechiney World Trade, a subsidiary of Pechiney, under which Pechiney World Trade procures used aluminum beverage cans on the open market to satisfy a portion of the Company's aluminum can sheet supply. This is an arm's-length agreement.

    BEER BOTTLE TECHNOLOGY OPTION AGREEMENT. The Company has entered into an agreement with Pechiney that may give the Company access to Pechiney's multi-layer plastic beer bottle technology if the Company chooses to enter the market at any time before July 28, 2001. If, prior to that date, the Company gives notice to Pechiney, Pechiney may respond by requesting the Company to form a joint venture with it with respect to the development and production of multi-layer plastic beer bottles. If the Company and Pechiney cannot agree on the terms of the joint venture, the agreement requires Pechiney to license its multi-layer plastic beer bottle technology to the Company on market terms. As part of the Stockholders Agreement, Rexam has agreed to cause the Company to enter into a termination agreement, in form and substance reasonably acceptable to Pechiney, terminating the Beer Bottle Technology Option Agreement, as soon as practicable after Rexam closes the Offer, but in no event later than five business days thereafter.

    ANC TECHNOLOGY OPTION AGREEMENT. The Company has entered into an agreement that gives Pechiney the option to obtain access from the Company, on market terms, to drawn and wall-ironed aluminum can forming technology for use in its non-beverage can operations.

    INDEMNITIES AND GUARANTIES. Pechiney Plastic Packaging, Inc. has agreed to indemnify (and Pechiney has agreed to guarantee these indemnity obligations) the Company in respect of the following matters:

    - POST-EMPLOYMENT BENEFITS OTHER THAN PENSIONS. Pechiney Plastic Packaging has agreed to assume post-employment benefit obligations other than pensions for plastic employees and a portion of other non-beverage can employees. Pechiney and Pechiney Plastic Packaging will indemnify the Company for any losses the Company may incur with respect to these obligations.

    - VISKASE LITIGATION. The Company is the defendant in patent infringement proceedings brought by Viskase Corporation. The proceedings relate to the plastic packaging business that the Company transferred to Pechiney Plastic Packaging in the reorganization preceding the Initial Public Offering. Pechiney Plastic Packaging has agreed to indemnify (and Pechiney has agreed to guarantee these indemnity obligations) the Company for any payments the Company may be required to make with respect to the proceedings.

    - EUROPEAN COMMISSION INVESTIGATION. In July 1999, staff of the Competition Directorate of the European Commission conducted interviews with staff and inspected documents, in each case on a voluntary basis, at the Company's European headquarters in the United Kingdom in connection with an investigation of the European beverage can market. Pechiney has agreed to reimburse the Company for any monetary sanctions that the European Commission may impose on the Company as a result of this investigation. In connection with the Stockholders Agreement, as soon as practicable after the closing of the Offer, Rexam has agreed to cause the Company to enter into a termination and release agreement terminating this indemnification obligation.

    - ENVIRONMENTAL. Under U.S. environmental laws and regulations, the Company is exposed to the risk of substantial costs and liabilities, including the cost of remediating pollution damage related to its current or past operations or facilities. These potential costs and liabilities extend to assets that have been sold and activities that have been discontinued.

      --PLASTICS OPERATIONS. Pechiney Plastic Packaging has agreed to indemnify the Company against any losses the Company may incur with respect to environmental liabilities relating to identified and unidentified past and present plastics operations and facilities. This indemnity extends to assets that have been sold and activities that have been discontinued. Pechiney has not guaranteed and is not legally required to support this obligation.

      --OTHER NON-BEVERAGE CAN OPERATIONS. For any unidentified liabilities relating to other non-beverage can operations, Pechiney has agreed to indemnify the Company in part against any losses the Company may incur. This partial indemnity is limited to 80% of any direct loss the Company suffers and is valid for ten years following the date of the Initial Public Offering. Each claim is subject to a $0.5 million deductible and the indemnity is limited to a maximum overall amount of $75 million. Pechiney's indemnity relates only to other non-beverage can operations that the Company has transferred, sold or shut down in the past. It does not include the plastics operations, which are covered by Pechiney Plastic Packaging's indemnity only. The Company may be exposed to contingent liability to the extent that the identified liabilities exceed the Company's reserve amounts, or any unidentified liabilities exceed the partial indemnity from Pechiney.

    SERVICES AGREEMENTS. Prior to the Initial Public Offering, Pechiney provided the Company with treasury and exchange rate services. After the Initial Public Offering, the Company has obtained these services from third party sources. The Company also shared a number of other services with the non-beverage can activities in Pechiney's U.S. packaging group. In connection with the reorganization prior to the Initial Public Offering, the Company entered into two agreements regarding these services:

    - For most of the corporate services that the Company shared with Pechiney's U.S. plastic packaging operations, the relevant service departments were divided between Pechiney Plastic Packaging and the Company. The payroll, retiree, related information technology, employee benefits design and administration, communications and certain legal services were transferred to Pechiney Plastic Packaging. The Company was able to purchase those services from Pechiney Plastic Packaging under a Shared Services Agreement. The agreement specifies that the services will be provided on an arm's-length basis. The Shared Services Agreement has a term of five years and may be extended by written agreement. The Company has the right to cancel the services under the agreement, in part or in full, upon one, three or six months' notice, depending on the service. As soon as practicable after Rexam purchases Shares in the Offer, but in no event later than five business days thereafter, Rexam has also agreed to cause the Company to enter into an amendment, in form and substance reasonably acceptable to Pechiney, amending the term of the Shared Services Agreement, to expire 12 months following Rexam's closing of the Offer. Pechiney has waived any rights to receive a termination fee in connection with the termination of the Shared Services Agreement.

    The Company also entered into a Reciprocal Services Agreement with Pechiney Plastic Packaging under which the Company and Pechiney Plastic Packaging provide each other with other corporate services. The Reciprocal Corporate Services Agreement has a term of five years and may be extended by written agreement. Both parties have the right to cancel the services under the Reciprocal Services Agreement, in part or in full, upon 180 days' notice.

    The total amount of these services, as well as certain research and development services rendered prior to the Initial Public Offering, for 1999 was approximately $5.7 million.

    EXECUTIVE COMPENSATION

    The following table shows information concerning the compensation paid for services rendered in all capacities to the Company and its subsidiaries for the fiscal year ended December 31, 1999, for all Named Executive Officers, based on their employment by the company or an affiliate of the Company at December 31, 1999. The compensation described in this table was paid by American National Can Company, or an affiliate of American National Can Company.

                           SUMMARY COMPENSATION TABLE

                                    ANNUAL COMPENSATION                    1999 LONG-TERM COMPENSATION PAYOUTS
                       ---------------------------------------------   -------------------------------------------
                                                                       RESTRICTED                      LONG-TERM
                                                        OTHER ANNUAL     STOCK           STOCK         INCENTIVE
      NAME AND                     SALARY     BONUS     COMPENSATION     AWARDS      OPTIONS/ SARS    PLAN PAYOUTS
 PRINCIPAL POSITION      YEAR       ($)        ($)          ($)         ($) (1)         (3) (#)           ($)
---------------------  --------   --------   --------   ------------   ----------   ---------------   ------------
Jean-Pierre Rodier...    1999     $121,851         $0           $0             $0               0/0           $0
Chairman & Chief         1998      208,156          0            0              0               0/0            0
Executive Officer
(former)

Edward A. Lapekas....    1999      578,504    746,666            0      1,144,831    564,000/63,000            0
Chairman & Chief         1998      420,000    472,226            0              0         0/109,000            0
Executive Officer

Curtis J. Clawson....    1999      325,000    309,833        6,688        467,619    153,000/12,000       31,144
Executive Vice           1998      175,000    158,550        5,917        450,000(2)        0/58,000      30,438(2)
President &
  President--
Beverage Cans
America

Dennis R. Bankowski..    1999      322,000    306,973            0        628,609    153,000/36,000            0
Executive Vice           1998      310,000    227,385            0              0          0/58,000            0
President
Administration &
Chief Human
Resources Officer

Michael D. Herdman...    1999      311,000    241,513      171,319(5)     537,965    153,000/18,400            0
Executive Vice           1998      262,000    222,307      251,745              0          0/58,000            0
President & President
--Beverage Cans
Europe and Asia

Alan H. Schumacher       1999      280,267    267,485            0        500,497    153,000/12,800            0
Executive Vice           1998      231,000    186,971            0              0          0/58,000            0
President & Chief
Financial Officer


                          ALL OTHER
      NAME AND           COMPENSATION
 PRINCIPAL POSITION         ($)(4)
---------------------  ----------------
Jean-Pierre Rodier...           $0
Chairman & Chief                 0
Executive Officer
(former)
Edward A. Lapekas....       11,383
Chairman & Chief            19,362
Executive Officer
Curtis J. Clawson....        5,977
Executive Vice               4,196
President &
  President--
Beverage Cans
America
Dennis R. Bankowski..       10,744
Executive Vice              10,415
President
Administration &
Chief Human
Resources Officer
Michael D. Herdman...       10,234
Executive Vice               9,078
President & President
--Beverage Cans
Europe and Asia
Alan H. Schumacher          10,404
Executive Vice               9,707
President & Chief
Financial Officer

------------------------------

(1) Amounts shown represent the value of future shares, the rights to which the Named Executive Officer received through the conversion of outstanding stock options or stock appreciation rights in the Company's former parent company, Pechiney, including those SARs included in footnote (3) below. None of the shares were exercisable at fiscal year end 1999. The number of shares to be received by the executives are: Mr. Lapekas--67,343, Mr. Clawson--27,507, Mr. Bankowski--36,977, Mr. Herdman--31,645 and Mr. Schumacher--29,441.

(2) As a condition of his hiring offer, Mr. Clawson was granted the right to receive 18,000 performance shares of Pechiney which could be earned over six years if annual business unit return on capital employed targets were achieved above the projected levels. In 1999 these Pechiney performance shares were converted to 30,197 Company performance shares having approximately the same value as the Pechiney performance shares at the time of the conversion. In connection therewith, Mr. Clawson was paid $31,144 for performance during 1999 and $30,438 for performance during 1998.

(3) Pechiney Stock Appreciation Rights granted under the Company's Long-Term Incentive Plan for 1998 and 1999. All stock appreciation rights were canceled on July 28, 1999 and converted to the right to receive shares of the Company stock under the American National Can Group, Inc. Stock Compensation Conversion Plan. The value of the future shares arising from the conversion is included in the table under the column labeled "Restricted Stock Awards" for 1999.

(4) The amounts shown include $8,075.53 contributed to each of the Named Executive Officers under the American National Can Company Capital Accumulation Plan for Salaried Employees, except Mr. Clawson who received $5,148.93. Also included are the following amounts representing imputed income from a company-sponsored group life insurance plan: Mr. Lapekas $3,307.50, Mr. Herdman $685.38, Mr. Schumacher $855.42, Mr. Bankowski $1,195.38, and Mr. Clawson $828.00. Also included for Messrs. Bankowski, Herdman and Schumacher is the amount of $1,472.75 representing the fair market value of shares of stock received under the Pechiney Employee Stock Purchase Plan.

(5) Amounts represent allowances paid to, and expenses paid on behalf of, Mr. Herdman in connection with his foreign assignment, including $98,892.00 that Mr. Herdman received as a cost of living and housing allowance and $35,528 that the Company paid on behalf of Mr. Herdman to cover his foreign income tax expenses.

GRANTS OF OPTIONS AND STOCK APPRECIATION RIGHTS

    The following table provides information related to stock options granted to the Named Executive Officers during the fiscal year ended December 31, 1999.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                          INDIVIDUAL GRANTS
                           -------------------------------------------------------------------------------
                             NUMBER OF
                             SECURITIES       % OF TOTAL
                             UNDERLYING      OPTIONS/SARS
                            OPTIONS/SARS      GRANTED TO       EXERCISE OR      MARKET PRICE
                              GRANTED        EMPLOYEES IN       BASE PRICE        AT GRANT      EXPIRATION
NAME                          (#) (1)       FISCAL YEAR (2)     ($/SHARE)        ($/SHARE)         DATE
----                       --------------   ---------------   --------------   --------------   ----------
Jean-Pierre Rodier.......             0/0            0/0                  --               --          --

Edward A. Lapekas........  564,000/63,000      16.5/12.7      $17.00/18.1875   $17.00/18.1875    7/28/09/
                                                                                                  7/28/99
Curtis J. Clawson........  153,000/12,000        4.5/2.4       17.00/18.1875    17.00/18.1875    7/28/09/
                                                                                                  7/28/99
Dennis R. Bankowski......  153,000/36,000        4.5/7.3       17.00/18.1875    17.00/18.1875    7/28/09/
                                                                                                  7/28/99
Michael D. Herdman.......  153,000/18,400        4.5/3.7       17.00/18.1875    17.00/18.1875    7/28/09/
                                                                                                  7/28/99
Alan H. Schumacher.......  153,000/12,800        4.5/2.6       17.00/18.1875    17.00/18.1875    7/28/09/
                                                                                                  7/28/99

                               POTENTIAL REALIZABLE
                                 VALUE AT ASSUMED
                                      ANNUAL
                               RATES OF STOCK PRICE
                                 APPRECIATION FOR
                                 SAR TERM ($) (3)
                           ----------------------------
NAME                            5%             10%
----                       ------------   -------------
Jean-Pierre Rodier.......            --              --
Edward A. Lapekas........  $6,029,842/0   $15,280,803/0
Curtis J. Clawson........   1,635,755/0     4,145,324/0
Dennis R. Bankowski......   1,635,755/0     4,145,324/0
Michael D. Herdman.......   1,635,755/0     4,145,324/0
Alan H. Schumacher.......   1,635,755/0     4,145,324/0

------------------------------

(1) Stock options were granted to the Named Executive Officers on July 28, 1999, in conjunction with the Company's Initial Public Offering of stock and become exercisable over five years. Stock appreciation rights granted in February 1999 were tied to the Company's former parent company's stock, Pechiney American Depository Shares as traded on the New York Stock Exchange. All outstanding Pechiney stock appreciation rights, granted at any time prior to the Company's Initial Public Offering of stock on July 28, 1999, were subsequently canceled on July 28, 1999 and converted to the right to receive future shares of stock in the Company, under the Stock Compensation Conversion Plan described below.

(2) 3,422,200 options were granted to employees in 1999. 494,800 stock appreciation rights in Pechiney American Depositary Shares were granted to employees in 1999.

(3) The 5% and 10% rates of appreciation were set by the Commission and are not intended to forecast future appreciation, if any, of the Company's capital stock. There can be no assurance that the amounts reflected in these columns will be achieved or, if achieved, will exist at the time of any option exercise.

STOCK COMPENSATION CONVERSION PLAN

    Prior to the offering, the Company's executives participated annually in a long-term incentive plan. The plan granted them either options to purchase Pechiney capital stock traded on the Paris stock exchange or SARs which provided them with the opportunity to receive cash awards equal to the appreciation in Pechiney American Depositary Shares traded on the New York Stock Exchange, or both. At the time of the Initial Public Offering of stock, the Company converted the outstanding SARs granted since September 16, 1997 to the right to receive shares of its stock in the future. Additionally, all employees holding outstanding Pechiney stock options were given the opportunity to exchange those options for the right to receive shares of the Company's stock in the future.

    The vesting schedule of these rights approximated those of the original SAR and option grants.

OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

    The following table sets forth information concerning option and SAR exercises with respect to Pechiney capital stock by the Named Executive Officers during the fiscal year ended December 31, 1999.

            AGGREGATED OPTION EXERCISES IN THE LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES

                                                                            NUMBER OF SECURITIES
                                                                           UNDERLYING UNEXERCISED
                                                                               OPTION/SARS AT
                                              SHARES                           FISCAL YEAR END
                                             ACQUIRED        VALUE      -----------------------------
NAME                          TYPE          ON EXERCISE   REALIZED($)   EXERCISABLE     UNEXERCISABLE
----                    -----------------   -----------   -----------   -----------     -------------
Jean-Pierre Rodier                               0            $0               0                 0
  (1).................

Edward A. Lapekas.....  Options                  0             0               0           564,000
                        SARS                     0             0               0                 0
                        Future Shares (2)        0             0               0            63,000

Curtis J. Clawson.....  Options                  0             0               0           153,000
                        SARS                     0             0               0                 0
                        Future Shares            0             0               0            12,000

Dennis R. Bankowski...  Options                  0             0               0           153,000
                        SARS                     0             0               0                 0
                        Future Shares            0             0               0            36,000

Michael D. Herdman....  Options                  0             0           1,750 (3)       153,000
                        SARS                     0             0               0                 0
                        Future Shares            0             0               0            18,400

Alan H. Schumacher....  Options                  0             0               0           153,000
                        SARS                     0             0               0                 0
                        Future Shares            0             0               0            12,800


                         VALUE OF UNEXERCISED IN-THE-
                             MONEY OPTION/SARS AT
                              FISCAL YEAR-END($)
                        -------------------------------
NAME                     EXERCISABLE      UNEXERCISABLE
----                    -------------     -------------
Jean-Pierre Rodier      $          0        $      0
  (1).................
Edward A. Lapekas.....             0               0
                                   0               0
                                   0         819,000
Curtis J. Clawson.....             0               0
                                   0               0
                                   0         156,000
Dennis R. Bankowski...             0               0
                                   0               0
                                   0         468,000
Michael D. Herdman....        68,499 (4)           0
                                   0               0
                                   0         239,200
Alan H. Schumacher....             0               0
                                   0               0
                                   0         166,400

------------------------------

(1) Mr. Rodier was not awarded any stock options or stock appreciation rights in respect of services performed as an executive officer of the Company.

(2) Future Shares refer to the right to receive shares of company stock granted under the Stock Compensation Conversion Plan described above.

(3) Mr. Herdman retained 1,750 Pechiney options previously granted under the 1996 Pechiney Stock Option Plan.

(4) Stated in Euros.

    The closing price of the Company Common Stock on December 31, 1999, the last trading day prior to the Company's fiscal year end, was $13.00 per share on the New York Stock Exchange. The closing price of Pechiney capital stock on December 31, 1999, its last trading day prior to Pechiney's fiscal year end, was euro 70.95 per share on the Paris stock exchange.

                              RETIREMENT BENEFITS

    Most of the Company's salaried employees are participants in the tax-qualified American National Can Company Pension Plan for Salaried Employees. In addition, those salaried employees whose benefits under this plan would be limited by Section 401(a)(17) or 415 of the Code, or who had deferred compensation that was not taken into account under the plan, participate in a non-qualified, unfunded supplemental pension plan. Benefits under this plan are paid out of the general assets of the Company; however, the Company may elect to fund and secure all or a part of the supplemental pension plan through the use of a "Rabbi" Trust meeting the Code requirements. Upon a change of control the "Rabbi" Trust must be fully funded. All funding before and after a change of control is subject to the claims of the Company's creditors.

    When an executive retires at the normal retirement age of 65, the approximate annual retirement benefits payable under the Company's plans for the following earnings classifications and years of service are set forth in the table below. The benefits reflect a reduction to recognize, in part, the cost of Social Security benefits related to service for the Company. The plans also provide for the payment of benefits to an employee's surviving spouse.

                               YEARS OF SERVICE
------------------------------------------------------------------------------
    REMUNERATION        15 YEARS   20 YEARS   25 YEARS   30 YEARS    35 YEARS
---------------------   --------   --------   --------   --------   ----------
     $  250,000         $ 52,543   $ 70,057   $ 88,745   $107,495   $  126,245
        500,000          108,793    145,057    182,495    219,995      257,495
        750,000          165,043    220,057    276,245    332,495      388,745
      1,000,000          221,293    295,057    369,995    444,995      519,995
      1,250,000          266,293    370,057    463,745    557,495      651,245
      1,500,000          333,793    445,057    557,495    669,995      782,495
      1,750,000          390,043    520,057    651,245    782,495      913,745
      2,000,000          446,293    595,057    744,995    894,995    1,044,995

    Covered earnings for retirement benefit purposes include salary and annual bonus. The calculation of retirement benefits under the pension plans generally is based upon average covered earnings for the highest five consecutive years of service. The years of credited service as of December 31, 1999 for the Named Executive Officers are as follows: 3 years for Mr. Lapekas, 1 year for Mr. Clawson, 27 years for Mr. Herdman, 22 years for Mr. Schumacher and 9 years for Mr. Bankowski. By contractual agreement, Mr. Rodier does not participate in the Company's pension plans.

EMPLOYMENT CONTRACTS, TERMINATION AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS

    EMPLOYMENT AND SEVERANCE ARRANGEMENTS WITH THE COMPANY, AS AMENDED. Edward Lapekas, Michael Herdman, Alan Schumacher, Dennis Bankowski and Curtis Clawson are each a party to an amended and restated executive employment agreement with the Company that provides that upon a termination of employment by the Company other than for "cause" or by the executive for "good reason" (in each case, as defined in the agreements) following a change of control, the executive will be entitled to receive the following payments and benefits for the continuation period specified for each executive: (1) base salary, (2) an annual incentive plan payment for the full and partial years during the continuation period at target level, (3) full vesting of all time-based equity incentive awards,
(4) continued health and other welfare benefits until the executive is age 55 and service credit for eligibility towards retiree medical benefits,
(5) transfer of the title to the executive's Company car, (6) outplacement services, (7) matching and profit sharing contributions under the Company's Capital Accumulation Plan, (8) continued life and long-term disability insurance and (9) an enhanced pension benefit, calculated as if the executive reached age 60 while employed by the Company and had the greater of (a) 30 years of credited service and (b) the executive's actual years of credited service including additional years equal to the continuation period. The continuation period for Mr. Lapekas is three years and for the other executives it is two years. The consummation of the transactions contemplated by the Merger Agreement will constitute a change of control for purposes of the executive agreements. The executive agreements contain non-competition, confidentiality and non-solicitation provisions that restrict the executives while employed and for specified periods thereafter. If any amounts payable to an executive under the executive agreement or otherwise would subject the executive to the excise tax under Section 4999 of the Code, the Company will make a payment to the executive such that after the payment of all income and excise taxes, the executive will be in the same after-tax position as if no excise tax had been imposed.

    In addition, Allan Bohner and William Francois are parties to executive agreements that provide for termination benefits substantially similar to the benefits described above for a two year continuation period, upon a termination of employment by the Company without cause or by the executive for good reason. Mr. Francois' agreement does not provide for annual incentive plan payments during the continuation period, but does provide for a pro-rata award at target level for the year of the date of termination and for the Company to continue to pay the premiums and other costs associated with split-dollar life insurance policies covering the executive.

    In connection with the transactions contemplated by the Merger Agreement, the executive agreements were amended to provide for additional annual incentive plan payments for the full and partial years during the continuation period at target level and for a pro-rata annual incentive award based on the maximum level for the period from January 1, 2000 through the Effective Time, and that such payments shall be treated as includable compensation for purposes of all employee benefits provided by the Company that are affected by the compensation or earnings of the executive (consistent with his executive agreement, Mr. Francois will receive an additional pro-rata bonus only and the maximum level award will be in lieu of the target level award provided under his agreement prior to the amendment). The additional annual incentive payments are subject to the executive satisfying certain performance conditions relating to the Merger. The executive agreements, as amended, also provide for the payment of the executive's retention award under the retention program (as described below) upon the earlier to occur of the 30(th) day after the Effective Time and the date that the executive is due to receive his first payment under the executive agreement; provided, however, that if the executive's employment is not terminated under circumstances entitling the executive to receive the severance payments described above, the executive will receive the retention award at the time the awards are otherwise payable as described below. In addition, the executive agreements with Messrs. Bohner and Francois were amended to provide for an excise tax gross-up that is the same as the provision described above for the other executives.

COMPENSATION AND ORGANIZATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    The Compensation and Organization Committee of the Board of Directors oversees the administration of the executive compensation programs and determines the direct compensation of the executive officers of the Company.

    The Compensation and Organization Committee is composed of four directors: two former employees and two independent, non-employee directors. In order to deduct as compensation expense any compensation paid to proxy named executives over $1,000,000 the Company's Compensation and Organization Committee has formed a sub-committee, the Grant Committee, comprised of two independent, non-employee directors. The Grant Committee is responsible for approving all incentive compensation grants, performance measures used in incentive plans and certifying that such performance measures were achieved prior to the payment of awards.

    The Compensation and Organization Committee also utilizes the services of outside consulting firms to advise and provide input in the course of its deliberations.

    THE COMPANY'S EXECUTIVE COMPENSATION PHILOSOPHY

    The Company has embraced value management as a tool for aligning its strategic planning process, its budgeting process and its reward systems. In compensation the Company has a "pay for performance" philosophy. The Company's management compensation programs are designed to attract and retain leaders driven to high performance. Through the Company's incentive compensation programs the Company has aligned its managers' interests with those of its shareholders and have made superior shareholder value creation its primary goal.

    The overall objective of the Company's incentive compensation program is to align its managers' incentives with the long-term interests of its shareholders. To this end, both the Company's annual management incentive plan and the long-term incentive plans are directly tied to, and reward contributions and performance that create, value for its shareholders.

    The Company's compensation program for managers and executives contains these key components:

    - Annual compensation comprised of base salary and performance based annual incentives

    - Value based long-term incentives

    ANNUAL COMPENSATION

    Base Salary. The Company believes that outstanding leadership can be found in industries outside of its own and have, in recent years, recruited leaders from other industries. As a result, the Company identifies its market for defining competitive compensation as companies of its relative size in durable and non-durable manufacturing and general industry segments, in addition to its competitors in the packaging industry. A manager's total annual compensation, including base salary and annual incentive awards, is targeted at the market value of salaries for executives in similar positions in these types of companies. The Company's salary increase process examines the employment, wage and inflation trends in the countries in which it operates and is established at the norm in those countries.

    Annual Incentive Plan. The Company's annual management incentive plan was redesigned in 2000 to link to shareholder value creation, to drive superior business performance in the short-term and to motivate managers to reach aggressive annual individual performance objectives. The awards for managers are heavily weighted on business performance and bonuses above market median can only be earned when the business achieves objectives established at the upper quartile of the Company's industry peer group.

    The business performance components in the Company's plan are EBITA (earnings before interest, taxes and amortization) and free cash flow. The annual targets are always established as improvements over its prior year and, when consolidated at the corporate level, are directly linked to the goals the Company has identified in its strategic plan. The Company goals drive value creation for its shareholders. The Company's plan is designed to reward at targeted incentive levels when the business performance goals are achieved. To earn rewards greater than targeted levels, a business must perform at levels reaching historical top quartile performance for the Company's packaging peer group.

    LONG-TERM INCENTIVES

    Options. The Company has recruited strong performers at all levels and all salaried employees are eligible to receive stock options based on their performance and potential for success with the

Company. Below the vice-president level, the determination of recipients of stock options is very selective and only a small percentage of employees participate.

    The Company's Chief Executive Office, Executive Vice-Presidents and Senior Vice Presidents receive 30% of their long-term incentive opportunity in an annual option grant. At the Vice President level, 50% of the long-term incentive opportunity is delivered in annual stock options. The options are granted at fair market value and have a ten-year term.

    The option grant is awarded in advance, before actual performance can be measured, and will only gain value if the Company's stock price increases. The eventual value of this award is uncapped because it is tied directly to the share price of the Company stock, which has unlimited upside potential in the long run. The higher the Company's stock price rises, the more each option is worth. Since the value of the options are directly tied to the company's share price, they will be affected by the Company's business performance, market movements, interest rates, and industry sentiment.

    Performance Based Awards. The remaining portion of the long-term incentive opportunity for the Company's executives is delivered under a performance-based plan. Participants are awarded cash and restricted stock based on the Company's three-year total shareholder return relative to a packaging peer group ("RTSR"). Each year, the Company will compare its three-year RTSR performance to the three-year performance of the companies in the Company's packaging peer group.

    If the Company's RTSR performance is at or above the median of its peer group, the performance award will be paid above the targeted award. Performance in the bottom quartile of the Company's peer group will result in no award being paid.

    Awards based on this component will be paid in cash (50%) and in the Company restricted stock (50%) which is restricted from sale or transfer for two years following the issuance of the award.

    Performance greater than the median peer company will earn participants a performance award greater than 100% of target. Similarly, three-year RTSR performance below the median peer company will result in a payout below 100% of target. A three-year RTSR equal to the Company's top quartile goal will generate a payout of 200% of target. The top quartile goal is established at the end of each three-year period by adding the expected top quartile spread to the actual median three-year RTSR. The top quartile goal level will be peer median plus 5%. This represents the historic difference between the median and the top quartile performer in the packaging peer group.

    Performance above the top quartile goal could generate award payouts as high as 500% of the targeted level. Since the payout is linear, additional increases in RTSR corresponds to higher awards.

    STOCK OWNERSHIP PROGRAMS

    Ownership Guidelines. To further align the financial interests of the Company's executives with those of its shareholders, the Company has implemented minimum share ownership guidelines, which require ownership of shares of the Company's common stock with a market value equal to the multiple of base salary indicated:

                                                              MULTIPLE
                                                                 OF
                                                                BASE
                                                               SALARY
                                                              --------
Chief Executive Officer.....................................     3
Chief Operating Officer, Executive Vice Presidents and
  Senior Vice Presidents....................................     2
Vice Presidents.............................................     1

    Only shares owned directly, including restricted shares, or through the Company's savings plan, but not shares subject to unexercised stock options, will be considered for determining whether an executive meets the ownership guidelines. The approximately 45 executives who are subject to the guidelines have a transition period of five years beginning on the offering date within which to meet the guidelines. Other executives who become subject to the guidelines after the offering date will also have a transition period of five years within which to meet the guidelines. Executives who fail to meet the minimum ownership requirements will be ineligible to participate in future long-term incentive awards.

    DETERMINATION OF THE CHIEF EXECUTIVE OFFICER'S COMPENSATION

    The 1999 compensation for Mr. Edward Lapekas, Chairman of the Board and Chief Executive Officer, consisted of a base annual salary, an annual bonus, long-term incentive stock option and stock appreciation rights grants and employee benefits provided to salaried employees as a group, and perquisites that are usual and customary for the position.

    The Compensation and Organization Committee has determined the competitive range of compensation for Mr. Lapekas by utilizing survey data based upon a nationally recognized compensation survey, the Hewitt Total Compensation Measurement Database consisting of 108 manufacturing companies similar in size to the Company. In addition, the Company monitors the compensation levels reported in proxies for 17 U.S. public, industrial companies which includes its closest competitors. Considering this data and the financial performance of the Company, the Committee increased Mr. Lapekas's base annual compensation, effective July 28, 1999 to $650,000.

    Pursuant to the terms of the annual incentive plan, during 1999, Mr. Lapekas earned an annual bonus award of $746,666 or 200 percent of his target bonus opportunity. This payment, made in March 2000 reflects the bonus goals approved by the Company's former parent company, Pechiney and the Compensation Committee at the beginning of 1999. The bonus reflects the achievement of the Return on Capital Employed goals, utilized under the annual incentive plan for 1999 and subjectively measured personal goals as reviewed and approved by the Compensation and Organization Committee for the period.

    Mr. Lapekas's long-term incentive plan grant of 564,000 non-qualified stock options represents a three-year grant. He is not scheduled to receive long-term incentive grants during 2000 and 2001.

PERFORMANCE GRAPH

    The following graph presents a comparison of the cumulative stockholder return on the Common Stock of the Company for the period beginning July 28, 1999 (the date on which the Company's Common Stock was first listed on the NYSE), and ending December 31, 1999, as measured against (i) the Standard & Poor's 500 Stock Index and (ii) the performance of peer issuers in the Company's industry.

    The returns shown assume that $100 was invested in the Company's Common Stock and in each of the two indices starting on July 28, 1999. The returns shown also assume that all dividends paid during the period shown were reinvested. Stockholders are cautioned against drawing any conclusions from the data contained therein, as past performance is no guarantee of future results.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

YEARS           THE COMPANY  S&P 500  PEER GROUP
July 28, 1999       $100.00  $100.00     $100.00
August 1999          $96.32   $99.51      $93.09
September 1999       $93.01   $96.78      $84.53
October 1999         $75.18  $102.90      $88.27
November 1999        $77.81  $104.99      $81.51
December 1999        $78.18  $111.18      $85.78

                                        JULY 28,     AUGUST    SEPTEMBER   OCTOBER    NOVEMBER   DECEMBER
                                          1999        1999       1999        1999       1999       1999
                                        ---------   --------   ---------   --------   --------   --------
AMERICAN NATIONAL CAN
  GROUP, INC..........................   $100.00     $96.32     $93.01     $ 75.18    $ 77.81    $ 78.18

S & P 500.............................   $100.00     $99.51     $96.78     $102.90    $104.99    $111.18

PEER GROUP............................   $100.00     $93.09     $84.53     $ 88.27    $ 81.51    $ 85.78

------------------------
NOTE: Peer group consists of AEP Industries Inc., Applied Extrusion
      Technologies, Inc., AptarGroup, Inc., Ball Corporation, Bemis Company, Inc., BWAY Corporation, Caraustar Industries, Inc., Crown Cork & Seal Company, Inc., Ivex Packaging Corporation, Owens-Illinois, Inc., Pactiv Corporation, Rock-Tenn Company, Sealed Air Corporation, Shorewood Packaging Corporation, Silgan Holdings Inc., Sonoco Products Company and U.S. Can Corporation.